UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
 of the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD. (Translation of registrant's name into English)
5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Investors: Kip E. Meintzer	Media: Ekram Ahmed
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1.650.628.2260
ir@checkpoint.com	press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS 2019 FIRST QUARTER
FINANCIAL RESULTS

SAN CARLOS, CA – April 18, 2019 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), today announced its financial results for the first quarter ended March 31, 2019.

First Quarter 2019:

•	Total Revenue: $472 million, a 4 percent increase year over year

•	Deferred Revenues: $1,312 million, a 13 percent increase year over year

•	GAAP Operating Income: $206 million, representing 44 percent of revenues

•	Non-GAAP Operating Income: $235 million, representing 50 percent of revenues

•	GAAP EPS: $1.15, Non-GAAP EPS: $1.32

“We had good results in the first quarter with 13 percent growth in our security subscriptions including advanced solutions for Cloud and Mobile as well as SandBlast Zero day threat prevention,” said Gil Shwed, Founder and CEO of Check Point Software Technologies. “During the quarter we launched a series of new products, including Maestro which provides cloud-grade elasticity and resiliency for networks, and the 6000 series security appliances that are optimized for prevention of Gen V threats. Additionally, the Infinity Gen V security platform demonstrated solid traction in the quarter and drove new customer acquisition.”

Financial Highlights for the First Quarter of 2019:

•	Total Revenue: $472 million compared to $452 million in the first quarter of 2018, a 4 percent increase year over year. Revenues were above the midpoint of our guidance.

•	GAAP Operating Income: $206 million compared to $213 million in the first quarter of 2018, representing 44 percent and 47 percent of revenues in the first quarter of 2019 and 2018, respectively.

•	Non-GAAP Operating Income: $235 million compared to $239 million in the first quarter of 2018, representing 50 percent and 53 percent of revenues in the first quarter of 2019 and 2018, respectively.

•	GAAP Taxes on Income: $45 million compared to $41 million in the first quarter of 2018.

•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $180 million compared to $187 million in the first quarter of 2018. GAAP earnings per diluted share were $1.15 compared to $1.16 in the first quarter of 2018.

•
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $205 million compared to $210 million in the first quarter of 2018.  Non-GAAP earnings per diluted share were $1.32 compared to $1.30 in the first quarter of 2018, a 2 percent increase year over year.

•	Deferred Revenues: As of March 31, 2019, deferred revenues were $1,312 million compared to $1,166 million as of March 31, 2018, a 13 percent increase year over year.

•	Cash Balances, Marketable Securities and Short Term Deposits: $4,175 million as of March 31, 2019, compared to $4,039 million as of December 31, 2018.

•
Cash Flow: Cash flow from operations of $379 million included an acquisition related payment of $2 million compared to $419 million in the first quarter of 2018, which included a tax refund of $45 million related to a prior year.

•	Share Repurchase Program: During the first quarter of 2019, the company repurchased approximately 2.7 million shares at a total cost of approximately $305 million.

©2019 Check Point Software Technologies Ltd. All rights reserved | P. 2

For information regarding the non-GAAP financial measures discussed in this release, as well as a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

First Quarter Key Highlights

Check Point Maestro HyperScale: Check Point Maestro is a revolutionary new architecture that enables businesses of any size to enjoy the power of cloud-grade elasticity and resiliency in a security platform. Maestro enables seamless expansion of existing security gateways to hyperscale capacity by allowing businesses to expand from one gateway up to 52 gateways in minutes and realize the performance of massive Terabits/second firewall throughput.

6000 Series Gateways: The new 6500 and 6800 security appliances set new standards of protection against advanced fifth-generation threats, while offering superior performance and dexterity.  The 6500 and 6800 gateways deliver the power to inspect SSL-encrypted network traffic without compromising on performance or uptime. The 6500 provides 20Gbps raw firewall bandwidth and 3.4Gbps of threat prevention output.  The 6800 provides 42Gbps raw firewall bandwidth and 9Gbps threat prevention output.

Check Point Launches Partner Program to Accelerate Sales and Reward Partners for Client Engagement: The new Engage partner program directly rewards solution providers with Check PointS for activities that deepen customer relationships.

Check Point CloudGuard Dome9 Named ‘Security Innovation of the Year’ in 2018-19 Cloud Awards: Recognized for its comprehensive software platform for public cloud security and compliance orchestration.

Check Point SandBlast Agent Earns ‘NSS Labs Recommended’ Rating in 2019 Advanced Endpoint Protection Test: NSS Labs gave a ‘recommended’ rating to Check Point’s SandBlast Agent solution for detecting 100% of HTTP and email threats and 100% of malware using sophisticated evasion techniques, while providing zero false positives.

Completed ForceNock Acquisition: A web application and API protection startup acquisition that will strengthen Check Point offerings and capabilities with advanced machine learning protection.

Check Point Research https://research.checkpoint.com uncovered numerous findings that included vulnerabilities in widely deployed applications and services such as WinRar, Windows Deployment Services and RDP protocols. Exposed campaigns targeting Public Cloud Linux servers, mobile devices and nation-state targets, and created the world’s first repository for MacOS malware.

Vulnerabilities in Applications & Infrastructure:

Vulnerabilities in WinRAR: Check Point Research discovered a 19-year-old vulnerability in WinRAR, the world’s most popular compression tool potentially exposing 500 million users to a remote code execution.

Windows - Vulnerabilities in RDP Protocols: Check Point Research recently discovered multiple critical vulnerabilities in the commonly used Remote Desktop Protocol (RDP) that would allow a malicious actor to reverse the usual direction of communication and infect the IT professional or security researcher’s computer. Such an infection could then allow for an intrusion into the IT network as a whole.

Windows - Vulnerabilities in WDS: Check Point Research discovered vulnerabilities in Windows Deployment Services (WDS). Through the vulnerability, an attacker could potentially have modified it to control the content of every new computer and equip it with his own proprietary malware.

©2019 Check Point Software Technologies Ltd. All rights reserved | P. 3

Malware and Campaigns Research:

Cloud Security: SpeakUp - A New Trojan Hits Linux Servers: Check Point Research discovered a new campaign exploiting Public Cloud Linux servers to implant a new Backdoor, which evades all security vendors. The new Trojan, named “SpeakUp” after one of its command and control names, exploits known vulnerabilities in six different Linux distributions.

N.Korea Attacks Russian Targets: Check Point Research discovered what appears to be a coordinated attack against Russian entities by the North Korean APT group, Lazarus. The attack flow includes the distribution of ZIP files, containing a benign PDF decoy document and a malicious Word doc with macros that install the Lazarus backdoor that collects information about the victim’s machine.

Joomla Spam Campaign: Check Point Research identified a new campaign from a known threat actor who is now exploiting a new backdoor with an old vulnerability in Joomla! Using it to monetize his attack via a profitable spam campaign.

Windows - Cuckoo Black: Check Point Research identified an attack targeting Windows servers in APAC and revealed the attackers infrastructure. The uploading of sensitive data, such as Windows login credentials, OS version and IP addresses was occurring at between 3-10 different victims each second.

Mobile - Chinese SDK Infection: Check Point Research discovered a group of Android apps massively harvesting contact information on mobile phones without the user’s consent. The data stealing logic hides inside a Software Development Kit (SDK) seen in up to 12 different mobile applications and downloaded over 111 million times.

Mobile - SimBad Adware: Check Point Research discovered a new adware campaign on the Google Play Store. The ‘SimBad’ Adware was resident in 206 applications and downloaded by almost 150 million users.

MacoPedia, A Catalogue of Mac Malware: Check Point Research launched a complete Mac Malware portal that collects and summarizes all information about MacOS malware.

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on April 18, 2019, at 8:30 AM ET/5:30 AM PT. To listen to the live webcast or replay, please visit the website: www.checkpoint.com/ir.

Second Quarter Investor Conference Participation Schedule:

•	Jefferies 2019 Global Technology, Media and Telecom Conference May 9, 2019 – Beverly Hills, CA

•	J.P. Morgan 47th Annual Technology, Media and Telecom Conference May 14, 2019 – Boston, MA

•	Macquarie & Company TMT Company Day May 21, 2019 – New York, NY

•	Bank of America Merrill Lynch 2018 Global Technology Conference June 4, 2019 – San Francisco, CA

•	2019 Baird Global Consumer, Technology & Services Conference June 6, 2019 – New York, NY

•	Nasdaq 40th London Investor Conference June 13, 2019 – London, UK

Members of Check Point's management team are expected to present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To view these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

©2019 Check Point Software Technologies Ltd. All rights reserved | P. 4

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading provider of cyber security solutions to governments and corporate enterprises globally. Its solutions protect customers from cyber-attacks with an industry leading catch rate of malware, ransomware and other types of attacks. Check Point offers a multilevel security architecture that defends enterprises’ cloud, network and mobile device held information, plus the most comprehensive and intuitive one point of control security management system. Check Point protects over 100,000 organizations of all sizes.

©2019 Check Point Software Technologies Ltd. All rights reserved

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding our products and solutions, including Maestro, the 6000 Series Gateways, and the Infinity Gen V security platform, expectations related to our new Engage partner program and the Infocyte partnership, the expected benefits of the ForceNock acquisition, and our participation in investor conferences during the second quarter of 2019.  Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected.  These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; and general market, political, economic and business conditions.  The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and  Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information
 In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of operating income, net income and earnings per diluted share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets and acquisition related expenses and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

©2019 Check Point Software Technologies Ltd. All rights reserved | P. 5

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
 CONSOLIDATED STATEMENT OF INCOME

 (In thousands, except per share amounts)

	Three Months Ended
	March 31,
	2019	2018
	(unaudited)	(unaudited)
Revenues:
Products and licenses	$112,797	$118,139
Security subscriptions	143,975	127,251
Total revenues from products and Security subscriptions	256,772	245,390
Software updates and maintenance	215,056	206,936
Total revenues	471,828	452,326

Operating expenses:
Cost of products and licenses	19,623	19,378
Cost of security subscriptions	5,282	3,641
Total cost of products and security subscriptions	24,905	23,019
Cost of Software updates and maintenance	22,688	20,677
Amortization of technology	1,388	546
Total cost of revenues	48,981	44,242

Research and development	57,634	53,363
Selling and marketing	135,040	119,758
General and administrative	24,112	21,538
Total operating expenses	265,767	238,901

Operating income	206,061	213,425
Financial income, net	18,908	14,860
Income before taxes on income	224,969	228,285
Taxes on income	45,037	41,145
Net income	$179,932	$187,140

Basic earnings per share	$1.17	$1.18
Weighted-average number of shares used in computing basic earnings per share	154,232	158,192

Diluted earnings per share	$1.15	$1.16
Weighted-average number of shares used in computing diluted earnings per share	155,933	161,711

©2019 Check Point Software Technologies Ltd. All rights reserved | P. 6

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
 SELECTED FINANCIAL METRICS

(In thousands, except per share amounts)

	Three Months Ended
	March 31,
	2019	2018
	(unaudited)	(unaudited)

Revenues	$471,828	$452,326
Non-GAAP operating income	234,914	238,998
Non-GAAP net income	205,455	209,891
Diluted Non-GAAP Earnings per share	$1.32	$1.30
Number of shares used in computing diluted Non-GAAP earnings per share	155,933	161,711

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION

(In thousands, except per share amounts)

	Three Months Ended
	March 31,
	2019	2018
	(unaudited)	(unaudited)

GAAP operating income	$206,061	$213,425
Stock-based compensation (1)	24,832	22,314
Amortization of intangible assets and acquisition related expenses (2)	4,021	3,259
Non-GAAP operating income	$234,914	$238,998

GAAP net income	$179,932	$187,140
Stock-based compensation (1)	24,832	22,314
Amortization of intangible assets and acquisition related expenses (2)	4,021	3,259
Taxes on the above items (3)	(3,330)	(2,822)
Non-GAAP net income	$205,455	$209,891

Diluted GAAP Earnings per share	$1.15	$1.16
Stock-based compensation (1)	0.16	0.14
Amortization of intangible assets and acquisition related expenses (2)	0.03	0.02
Taxes on the above items (3)	(0.02)	(0.02)
Diluted Non-GAAP Earnings per share	$1.32	$1.30

Number of shares used in computing diluted Non-GAAP earnings per share	155,933	161,711

(1) Stock-based compensation:
Cost of products and licenses	$33	$37
Cost of software updates and maintenance	939	686
Research and development	4,303	4,036
Selling and marketing	6,086	5,290
General and administrative	13,471	12,265
	24,832	22,314

(2) Amortization of intangible assets and acquisition related expenses:
Amortization of technology-cost of revenues	1,388	546
Research and development	2,014	1,897
Selling and marketing	619	816
	4,021	3,259
(3) Taxes on the above items	(3,330)	(2,822)

Total, net	$25,523	$22,751

©2019 Check Point Software Technologies Ltd. All rights reserved | P. 7

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA

(In thousands)

ASSETS
	March 31,	December 31,
	2019	2018
	(unaudited)	(unaudited)
Current assets:
Cash and cash equivalents	$309,455	$303,627
Marketable securities and short-term deposits	1,449,097	1,448,152
Trade receivables, net	319,991	495,390
Prepaid expenses and other current assets	72,871	74,738
Total current assets	2,151,414	2,321,907

Long-term assets:
Marketable securities	2,416,119	2,287,345
Property and equipment, net	84,519	78,514
Deferred tax asset, net	74,472	84,688
Goodwill and other intangible assets, net	995,513	991,539
Other assets	91,966	64,220
Total long-term assets	3,662,589	3,506,306

Total assets	$5,814,003	$5,828,213

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$961,212	$980,175
Trade payables and other accrued liabilities	340,022	351,695
Total current liabilities	1,301,234	1,331,870

Long-term liabilities:
Long-term deferred revenues	351,283	357,779
Income tax accrual	382,952	356,750
Other long-term liabilities	33,976	9,425
	768,211	723,954

Total liabilities	2,069,445	2,055,824

Shareholders’ equity:
Share capital	774	774
Additional paid-in capital	1,662,185	1,597,800
Treasury shares at cost	(7,137,959)	(6,844,702)

Accumulated other comprehensive loss	(3,388)	(24,497)
Retained earnings	9,222,946	9,043,014
Total shareholders’ equity	3,744,558	3,772,389
Total liabilities and shareholders’ equity	$5,814,003	$5,828,213

Total cash and cash equivalents, marketable securities and short-term deposits	$4,174,671	$4,039,124

©2019 Check Point Software Technologies Ltd. All rights reserved | P. 8

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended
	March 31,
	2019	2018
	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	$179,932	$187,140
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	3,575	3,888
Amortization of intangible assets	1,782	940
Stock-based compensation	24,832	22,314
Realized loss on marketable securities	477	2
Decrease in trade and other receivables, net	181,324	181,395
Increase (decrease) in deferred revenues, trade payables and other accrued liabilities	(16,723)	19,207
Deferred income taxes, net	3,553	3,947
Net cash provided by operating activities	378,752	418,833

Cash flow from investing activities:

Cash paid in conjunction with acquisitions, net of acquired cash	(5,509)	-
Investment in property and equipment	(9,580)	(4,672)
Net cash used in investing activities	(15,089)	(4,672)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	51,291	19,945
Purchase of treasury shares	(304,994)	(249,408)
Payments related to shares withheld for taxes	(648)	(299)
Net cash used in financing activities	(254,351)	(229,762)

Unrealized gain (loss) on marketable securities, net	26,235	(23,390)

Increase in cash and cash equivalents, marketable securities and short term deposits	135,547	161,009

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	4,039,124	3,848,045

Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$4,174,671	$4,009,054

©2019 Check Point Software Technologies Ltd. All rights reserved | P. 9

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

	By:	/s/ Tal Payne
Tal Payne
April 18, 2019		Chief Financial Officer & Chief Operating Officer

©2019 Check Point Software Technologies Ltd. All rights reserved | P. 10